KH 3/13

15047877

...TES
...NGE COMMISSION
...C. 20549

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RECEIVED
SEC MAIL PROCESSING SECTION
MAR 1 0 2015
WASH, D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) Missouri (State) 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-221-6700
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-15

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2014

SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2015
WASH., D.C. 201 SECTION

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdés & Moreno, Inc.

We have audited the accompanying financial statements of Valdés & Moreno, Inc. (a Missouri corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Valdés & Moreno, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Valdés & Moreno, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Valdés & Moreno, Inc.'s financial statements. The supplemental information is the responsibility of Valdés & Moreno, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015

EXHIBIT A

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	89,136
Deposit with clearing broker		3,435
Receivables from clearing broker		87,292
Trading account with clearing broker		18,399
Investment account with clearing broker		194,284
Office equipment (net of accumulated depreciation of $1,394)		8,168
TOTAL ASSETS	$	400,714

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	12,823
Independent contractors payable		61,577
Accrued payroll		42,632
Accrued payroll taxes and benefits		11,715
Dividends payable		8,516
Margin account with clearing broker		28,092
Accrued income taxes		14,385
Total liabilities		179,740
STOCKHOLDERS' EQUITY		
Capital stock		221,000
Retained earnings		16,583
Accumulated other comprehensive income (loss):		
Unrealized gain (loss) on securities		(16,609)
Total stockholders' equity		220,974
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	400,714

The accompanying notes are an integral part of these financial statements

EXHIBIT B

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES		
Commissions		$ 528,706
Trading gains		197,937
Underwriting profit		334,021
Consulting advisory fees		5,125
Placement agent fees		150,313
Realized gain (loss) on investment securities		810
Miscellaneous		17,710
Total revenues		1,234,622
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 70,509	
Interest - Investments	2,979	
Other charges	42,578	116,066
GROSS MARGIN		1,118,556
EXPENSES		
Employee compensation and benefits		299,776
Independent contractor compensation		494,724
Office rent		30,262
Office expense		17,241
Quotation		88,944
Travel and entertainment		21,169
Advertising and promotion		4,405
Regulatory fees and expense		28,786
Professional fees		26,252
Interest		7,250
Depreciation		2,439
Miscellaneous		14,815
Total expenses		1,036,063
Income Before Income Taxes		82,493
Provision for Income Taxes		14,904
Net Income		67,589
Other Comprehensive Income		
Unrealized gain (loss) on Investments		(16,609)
COMPREHENSIVE INCOME		$ 50,980

The accompanying notes are an integral part of these financial statements

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock Class A & B	Preferred Stock	Retained Earnings	Other Comprehensive Income (Loss)
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 207,000	$ 459	$ -
Additions	-	12,000		
Stock redemption	-	-		
Dividends	-	-	(51,465)	
COMPREHENSIVE INCOME				
Net income (loss)	-	-	67,589	
OTHER COMPREHENSIVE INCOME				
Unrealized gain (loss) on investments	-	-	-	(16,609)
BALANCE, END OF YEAR	$ 2,000	$ 219,000	$ 16,583	$ (16,609)

The accompanying notes are an integral part of these financial statements

EXHIBIT D

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	67,589
Depreciation		2,439
Realized (gains) losses		(810)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivable and deposits from clearing broker		(41,945)
(Increase) decrease in trading account with clearing broker		(17,899)
(Increase) decrease in deposit with clearing broker		-
(Increase) decrease in prepaid expenses		1,251
Increase (decrease) in accounts payable - trade		(19,064)
Increase (decrease) in independent contractors payable		42,167
Increase (decrease) margin account with clearing broker		27,592
Increase (decrease) in accrued payroll and benefits		32,146
Increase (decrease) in accrued income taxes		7,247
Increase (decrease) in accrued liabilities		(155)
Net cash provided by operating activities		100,558
CASH PROVIDED (USED) BY INVESTING ACTIVITIES:		
Purchase of depreciable assets		(4,980)
Investment purchases		(59,694)
Proceeds from sale of investmens		40,600
Net cash provided (used) by investing activities		(24,074)
CASH PROVIDED (USED) IN FINANCING ACTIVITIES:		
Issuance of preferred stock		12,000
Dividends		(51,465)
Net cash provided (used) in investing activities		(39,465)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		37,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		52,117
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	89,136

The accompanying notes are an integral part of these financial statements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. Nature of the Business

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

D. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts aas an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonable determinable.

E. Depreciable Assets

Depreciable assets are recorded at cost and depreciated, using the straight-line basis using the estimated useful lives of five to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2014 was $2,439.

F. ***Statement of Cash Flows***

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2014, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2014 are as follows:

Interest	$	10,229
Income taxes	$	2,172

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2014, the Company had aggregate indebtedness of $151,648 and net capital of $204,810 which resulted in a ratio of .7404 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2014, based on its minimum requirement, the Company had excess net capital of $104,810.

NOTE 3 RELATED PARTIES

The controlling shareholder of the Company, Marco Listrom, also owns 40% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company did not pay Valdés Capital Management, Inc. any advisory fees in 2014.

In addition, the controlling shareholder of the Company owns 100% of the common stock of another broker/dealer, The Bond House, Inc. Total revenues for 2014 were $1,195 and total assets were $10,247 and net equity was $8,114 at December 31, 2014.

NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding;
Controlling shareholder – 100%

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding;
Controlling shareholder – 94.4%

Preferred stock; $100 par value,
2,190 shares issued and outstanding;
Controlling shareholder – 94.5%

NOTE 5 FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 5 FAIR VALUE (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$ 89,136	-	-	$ 89,136
Deposit with clearing broker	3,435	-	-	3,435
Securities owned:				
Exchange – traded funds	12,177	-	-	12,177
Equity securities	11,407	-	-	11,407
Municipal securities	189,099	-	-	189,099
Total	$ 305,254	-	-	$ 305,254

NOTE 6 INVESTMENTS

The Company's investments are identified as follows:

Trading securities

This is an account maintained by the company with its clearing broker to invest in securities on a short term basis. Income from this activity is reflected in income in the current year. The fair value of these investments at December 31, 2014 was $18,399 with a corresponding cost of $28,092. This account has a corresponding margin account balance of the same amount.

Hold-to-Maturity Bonds

This consists of various bonds that the company plans to hold to their maturity date. At maturity, the company will receive the face value of the bond plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2014 the bonds held were recorded at $189,099, which approximates amortized cost.

Available-for-Sale Securities

This category included investments that the company will not likely hold forever, but can be actively traded. At December 31, 2014 the fair value for these investments was $5,185 with a corresponding cost of $12,100.

NOTE 7 INCOME TAXES

The Company follows the provisions of FASB accounting standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2014. Tax years 2011 - 2013 are still open and subject to examination by the respective tax jurisdictions. There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

NOTE 8 LEASE COMMITMENTS

In July 2012, the Company executed a lease on a new office space for a ten-year period at the following annual rates:

Year 1	$ 22,200
Year 2	$ 23,400
Year 3	$ 24,600
Years 4-5	$ 27,036
Years 6-10	$ 28,260

Office lease expense under the above for 2014 was $26,340.

NOTE 9 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2015, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Valdès & Moreno, Inc

as of: December 31, 2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	220,974	3480
2.	Deduct Ownership equity not allowable for Net Capital				-	3490
3.	Total ownership equity qualified for Net Capital				220,974	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	220,974	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 8,168	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		(8,168)	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			$	212,806	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
	A. contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities	4,458	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other securities	3,538	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		(7,996)	3740
10.	Net Capital			$	204,810	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER | **as of December 31, 2014**
Valdès & Moreno, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)			$ 10,110	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14.	Excess net capital (line 10 less 13)			$ 104,810	3770
15.	Net capital less greater of 10% of line19 or 120% of line 12			22 $ 84,810	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 151,648	3790
17.	Add:				
	A. Drafts for immediate credit	21 $ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	-	3830
19.	Total aggregate indebtedness			$ 151,648	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 74.04	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

Registered: SEC MSRB Member: FINRA SIPC

Valdés & Moreno

6300 N. Revere Drive, Suite 110
Kansas City, MO 64151

(816) 221-6700 (800) 279-7200

February 25, 2015

David Lundgren & Company
511-B North Mur-Len Road
Olathe, KS 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Valdés & Moreno, Inc. claims exemption **15c-3(k)(2)(ii)** from 15c-3;
2. Valdés & Moreno, Inc. has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3 below.
3. Valdés & Moreno, Inc. has had no exception to report this fiscal year.

Regards,

Marco R. Listrom
President
Valdés & Moreno, Inc.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Marco R. Listrom
Valdés & Moreno, Inc.
6300 N. Revere Drive, Suite 110
Kansas City, Mo 64151

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2), in which Valdes & Moreno, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Valdés & Moreno, Inc. claimed and exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and Valdés & Moreno, Inc. stated that Valdés & Moreno, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Valdés & Moreno, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedure to obtain evidence about Valdés & Moreno, Inc.'s compliance with the exemption provisions. A review is substantially less than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALDÉS & MORENO, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive, Suite 110
(No. and Street)

Kansas City (City) Missouri (State) 64151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom 816-221-6700
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCO R. LISTROM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALDÉS & MORENO, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-15

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALDÉS & MORENO, INC.
INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES ON SIPC FORM 7

FOR THE PERIOD OF JANUARY 1, 2014 – DECEMBER 31, 2014

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Valdés & Moreno, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Valdés & Moreno, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Valdés & Moreno, Inc.'s compliance with the applicable instructions of Form SIPC-7. Valdés & Moreno, Inc.'s management is responsible for Valdés & Moreno, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and including bank statement records, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) There was no overpayment to be applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co.

David Lundgren & Co. CPAs, Chtd.
Olathe, Kansas

February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047810 FINRA DEC
VALDES & MORENO INC 16*16
6300 N REVERE DR STE 110
KANSAS CITY MO 64151-3916

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marco Listrom
816-221-6700

2. A. General Assessment (item 2e from page 2) $ 1,901

B. Less payment made with SIPC-6 filed (exclude interest) (651)

7/15/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,250

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,250

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,250

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Valdes & Moreno, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15th day of January, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 559,002
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	55
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86,911
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,735	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	11,735
Total deductions	98,703
2d. SIPC Net Operating Revenues	$ 460,299
2e. General Assessment @ .0025	$ 1,151 (to page 1, line 2.A.)